EXHIBIT 99.1

Medicenna to Present at the 2024 Bloom Burton & Co. Healthcare Investor Conference

TORONTO and HOUSTON, April 04, 2024 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (TSX: MDNA, OTCQB: MDNAF), a clinical-stage immunotherapy company focused on the development of Superkines, today announced that Dr. Fahar Merchant, President and CEO of Medicenna, will present and participate in one-on-one meetings at the 2024 Bloom Burton & Co. Healthcare Investor Conference, which is scheduled to take place at the Metro Toronto Convention Centre in Toronto from April 16-17, 2024.

Details on the presentation are as follows:

Date: Tuesday, April 16, 2024
Time: 11:00 a.m. EDT
Location: Metro Toronto Convention Centre, Toronto
Webcast: https://wsw.com/webcast/bloomburton9/mdna/2718720

Webcast and replay information for this event will also be available on the Investor Relations section of Medicenna's website at https://ir.medicenna.com/. The replay will be available for 90 days.

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings. For more information, please visit: bloomburton.com/conference .

About Medicenna Therapeutics
Medicenna is a clinical-stage immunotherapy company focused on developing novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first-in-class empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior affinity toward CD122 (IL-2 receptor beta) and no CD25 (IL-2 receptor alpha) binding, thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials enrolling over 130 patients, including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ (Bifunctional SuperKine ImmunoTherapies) and the T-MASK™ (Targeted Metalloprotease Activated SuperKine) programs are designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

For more information, please visit www.medicenna.com, and follow us on Twitter and LinkedIn.

Forward-Looking Statements

This news release may contain forward-looking statements within the meaning of applicable securities laws. All statements in this news release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. Forward-looking information in this news release includes statements related to the Company's attendance at the 2024 Bloom Burton & Co. Healthcare Investor Conference and the clinical potential of the Company’s candidates. Forward-looking statements are based on a number of assumptions believed by the Company to be reasonable at the date of this news release. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such statements will prove to be accurate. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results and future events to differ materially from those anticipated or implied in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated or implied in forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

This news release contains hyperlinks to information that is not deemed to be incorporated by reference in this news release.

Investor and Media Contact:

Christina Cameron
Investor Relations, Medicenna Therapeutics
ir@medicenna.com
(647) 953-0673